Exhibit 99.1

FOR IMMEDIATE RELEASE

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Elan Announces Exploration Of EDT Separation And Board Changes

Elan Drug Technologies

Dublin, Ireland, April 19, 2010 - Elan Corporation, plc has decided to explore the possibility of a separation of its Elan Drug Technologies (EDT) business. If executed, any transaction would create two distinct publicly listed companies: Elan BioNeurology and EDT, with each entity being a leader in its field of expertise.  The purpose of this exploration is to accurately assess the opportunity and impact on shareholder value.

On an operating basis, both EDT and BioNeurology are now profitable. Each represents vastly different investment propositions, and each generates distinct and on-going capital requirements for utilization against a broad array of potential opportunities.

The company’s review will include detailed assessment of the possible separation, including timing, market conditions and the impact on all of its key constituencies.  The Company expects to make a decision whether to proceed in the coming months.  No specific timetable has been set for completion of the review and there can be no assurances that such a transaction will take place.

Board changes

Separately, Kyran McLaughlin, the Chairman of the Board has informed the Board of his intention to retire as Chairman.  The Board has authorized a search for a new Chairman and has appointed Dr. Dennis Selkoe – a founder of Athena Neurosciences - to oversee the search process in conjunction with the Nominating and Governance Committee. Mr. McLaughlin will continue to serve as Chairman until a successor is appointed.

Under Mr. McLaughlin’s exceptional leadership, Elan has made significant and fundamental business strides and has emerged a stronger company. The company has greatly reshaped its balance sheet, simplified its operations, and aligned its resources. Elan now has an industry leading drug delivery business as well as a leading neurology - based biotechnology company.  In addition, Mr. McLaughlin provided invaluable leadership during the company’s strategic review that ultimately culminated with the September 2009 Johnson & Johnson transaction, which IN VIVO has hailed as a “Deal of the Year” for 2009.

Lead Director Kieran McGowan commented, “On behalf of the entire Elan Board of Directors, we thank Kyran for his leadership and commitment to Elan over the past five years as Chairman, and are greatly indebted to him for providing the guidance necessary to advance the business and the company overall.”

The company also announced the resignation of Bill Rohn from the Board. Chairman Kyran McLaughlin thanks Bill for his nearly four years of dedicated service to the company and wishes him well in all of his future endeavors.

The company does not plan to make further announcements on either the possible separation of EDT, or the new Chairman search process, until a final decision by the Board has been made in each case.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, our ability to enter into or consummate a definitive transaction as a result of any evaluation of a potential separation of the Elan Drug Technologies business as discussed above or our ability to maximize shareholder value through this process or any potential transaction. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.